SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Southwest Airlines Co.

NAME OF PERSON RELYING ON EXEMPTION: SEIU Pension Plans Master Trust

ADDRESS OF PERSON RELYING ON EXEMPTION: 1800 Massachusetts Avenue, N.W.,  Washington, D.C.   20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

______________________________________________________________________________

                                                                                    May 4, 2020

Arun Ivatury

Trustee, SEIU Benefit Plans Master Trust

SEIU Master Trust

1800 Massachusetts Avenue, NW

Washington, DC 20036

Dear Fellow Southwest Airlines Shareholder,

At Southwest Airlines Co’s (“Southwest’s”) annual shareholder meeting on May 21 , 2020, we urge you to support comprehensive disclosure of Southwest’s lobbying by voting FOR Proposal #6, “Annual Report on Lobbying Activities” (the “Proposal”). The Proposal asks Southwest to disclose policies and procedures governing lobbying, payments by Southwest used for direct or indirect lobbying as well as grassroots lobbying communications, membership in and payments to tax-exempt organizations that write and endorse model legislation, and the board and management’s decision making process for making those payments. In our view, full disclosure would:

•         Help to safeguard Southwest’s reputation, given that Southwest has taken lobbying positions inconsistent with passengers’ interests and has contributed to an organization whose activities are inconsistent with Southwest’s commitment to diversity and inclusion;

•         Promote greater alignment of lobbying activities with Southwest’s stated values and long-term value creation; and

•         Not impose an excessive administrative burden on Southwest

The airline industry’s reputation has suffered as a result of highly-publicized incidents such as the forcible removal of a passenger from an overbooked United flight. Only 12% of air travelers surveyed in 2017 said they believed airlines viewed them as a valued customer, as opposed to just a piece of revenue.1 Reputation damage has been identified as one of the top risks facing the industry.2

Reputation can have real financial consequences. Estimates peg the value of corporate reputation at over one-third of market capitalization3 and one researcher

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Southwest’s proxy statement.

1  https://www.agilitypr.com/pr-news/public-relations/airline-reputation-update-consumers-feel-neither-loyal-valued/

2  https://riskandinsurance.com/7-critical-risks-facing-the-aviation-industry/

3  “The 2018 U.K. Reputation Dividend Report,” at 1 (http://reputationdividend.com/files/6215/1939/6597/UK_2018_report_Final.pdf); https://mumbrella.com.au/new-research-finds-strong-corporate-reputation-helps-companies-weather-financial-storms-587354 concluded that reputation drives between three and 7.5% of annual revenues.4 A 2016 study found that airline corporate reputation has a “significant influence” on brand image, price, perceived service quality, and brand preference.5 According to the Reputation Institute, a one-point increase in overall reputation score is correlated with a 2.6% increase in share value.6 A poor reputation can make it harder to attract the best employees.7

A company’s reputation can be damaged by revelations that it advocates for legislative or regulatory measures that are inconsistent with the company’s stated values or positions or that are viewed as insufficiently public-regarding. Southwest asserts that “doing the right thing by our Employees and Customers is so inherent to who we are as a Company.”8 Southwest claims that “[f]ostering an environment that encourages diversity of ideas, knowledge and actions is paramount to our operational excellence.”9

But Southwest’s lobbying activities undercut those claims. Southwest is a member of Airlines for America (“A4A”), an airline industry trade association. A4A has lobbied the Department of Transportation to repeal a number of protections for passengers, including the “tarmac rule,” which compensates passengers for long delays while boarded.10 A4A also sued to invalidate a Massachusetts law requiring employers to provide at least one hour of earned sick time for every 30 hours worked.11 While Southwest does disclose the amount of dues used by A4A for lobbying,12 it does not disclose its own state lobbying efforts. As well, it discloses a payment of $50,000 to a 501(c)(4) organization, but does not identify the organization.13

Most of the disclosure touted by Southwest in its Statement in Opposition to the Proposal is not responsive to the Proposal. Instead, it deals with the separate topic of political contributions, which are used to support or oppose candidates for office or ballot measures, by Southwest or its affiliated political action committee. In our

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Southwest’s proxy statement.

4  See https://instituteforpr.org/reputation/

5  https://www.researchgate.net/publication/311505434_A_Study_on_the_Impact_of_Airline_Corporate_Reputation_on_Brand_Loyalty

6  https://www.reputationinstitute.com/

7  https://www.cnbc.com/2019/05/16/facebook-has-struggled-to-recruit-since-cambridge-analytica-scandal.html

8  https://www.southwest.com/html/southwest-difference/southwest-citizenship/index.html?clk=GFOOTER-ABOUT-DIFFERENCE-SOUTHWEST-CARES

9  https://www.southwest.com/html/southwest-difference/southwest-citizenship/ (Our Diversity & Inclusion)

10  https://www.insidehook.com/article/travel/airlines-for-america-lobbyists

11  https://www.courthousenews.com/airlines-call-out-massachusetts-sick-leave-law/

12  2018  Southwest One Report, at 88 (available at https://southwestonereport.com/about-the-one-report/#section-report)

13  2018 Southwest One Report, at 88.

view, comprehensive disclosure regarding recipients, payments and the decision making process would enhance oversight of direct and indirect lobbying activities and promote alignment with Southwest’s professed focus on “doing right” by its customers.

Southwest is silent regarding its relationship with the American Legislative Exchange Council (“ALEC”), a non-profit that drafts and promotes model legislation14 whose meetings Southwest has sponsored.15 ALEC’s activities are not aligned with Southwest’s stated commitment to diversity and inclusion. It recently announced a partnership with Alliance Defending Freedom,16 which opposes gay marriage and successfully sued to overturn Colorado’s anti-discrimination law, representing a baker who refused to bake a cake for a gay wedding.17 Attendees at ALEC meetings have been handed anti-gay materials with titles such as “Top Ten Harms of Same-Sex Marriage” penned by the Family Research Council.18 Leading companies, including Google, Comcast, Coca-Cola and Honeywell, have ended their relationships with ALEC.19

For the reasons discussed above, we urge you to vote FOR Item 6 on Southwest’s proxy card. If you have any questions, please contact Renaye Manley via email renaye.manley@seiu.org.

Sincerely,

Arun Ivatury

Trustee, SEIU Benefit Plans Master Trust

SEIU Master Trust

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Southwest’s proxy statement.

14  www.usatoday.com/story/news/investigations/2019/04/03/alec-american-legislative-exchange-council-model-bills-republican-conservative-devos-gingrich/3162357002/

15  https://documented.net/2019/08/alec-2019-sponsors-southwest/

16  https://documented.net/2019/12/alec-national-chair-announces-partnership-with-anti-lgbtq-hate-group-alliance-defending-freedom/

17  https://www.thenation.com/article/archive/the-christian-legal-army-behind-masterpiece-cakeshop/; https://www.courant.com/hc-supreme-court-gay-marriage-0117-20150116-story.html

18  https://thinkprogress.org/photos-anti-lgbt-literature-widely-distributed-at-right-wing-alec-conference-163b4c912209/

19  https://sourcewatch.org/index.php?title=Corporations_that_Have_Cut_Ties_to_ALEC